Exhibit 21.1

Subsidiaries of AbCellera Biologics Inc.*

Name	Jurisdiction of Incorporation or Organization
AbCellera Australia Pty Ltd.	Australia
AbCellera Biologics UK Ltd.	United Kingdom
AbCellera Boston, Inc.	New York
AbCellera Properties Inc.	Canada
AbCellera Properties Columbia Inc.	Canada
AbCellera Properties Evans Inc.	Canada
AbCellera US, Inc.	Delaware
Biologiques AbCellera Québec Inc.	Canada
Lineage Biosciences Inc.	Delaware
Trianni Inc.	Delaware

*	Includes subsidiaries that do not fall under the definition of “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X.